

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Eric Fuller
President and Chief Executive Officer
U.S. Xpress Enterprises, Inc.
4080 Jenkins Road
Chatanooga, TN 37421

> **Re: U.S. Xpress Enterprises, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-38528**

Dear Eric Fuller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

1.   We note that you present a gross margin percentage for your Brokerage segment although in describing the computation you indicate that brokerage revenue less purchased transportation expense is being expressed as a percentage of "total operating revenue."

Please provide us with your computations of the Brokerage segment margin measures for each period and if the denominator in your computations is total operating revenue, rather than brokerage revenue, explain your rationale. Also provide us with your computations of the gross margin percentages for the Truckload segment and the consolidated entity and if there are material variations compared to your Brokerage segment gross margin percentages, tell us how you have considered these details for disclosure.

Please identify and quantify the components considered as cost of sales in computing your gross margin percentages for each segment, reconciled to the line items in your financial statements, and clarify how purchased transportation costs are appropriately identified as the only costs of sales for the brokerage segment in your view. For example, explain how you considered the costs of "brokerage employees" mentioned on page 38.

2. Given the distinguishing characteristics of your Truckload and Brokerage services, please expand your discussion and analysis to address the attribution of costs and expenses to these operating segments (e.g. quantify salaries, wages, and related expenses, and purchased transportation), consistent with Item 303(b) of Regulation S-K, and describe any material variations in the amounts or relationships with the associated revenues.

    With regard to the increasing significance of the Variant operations and related concerns, please also disclose how the Variant operations are impacting revenues and expenses to comply with Item 303(a) of Regulation S-K (i.e. provide descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely to have a material impact on future operations).

Financial Statements
Note 12 - Commitments and Contingencies
Legal Proceedings, page 72

3. We note that you identify and discuss several matters involving litigation which you appear to collectively summarize with two partially conflicting disclosures, stating that management believes *ultimate disposition* "is not expected to have a materially adverse effect" on your financial position or results of operations, while also stating that "outcomes could be material to our operating results for any particular period...."

    Please revise your disclosures to resolve these conflicting perspectives and to specify the extent of damages claimed by the counterparties for each matter, where you are unable to estimate the amount of reasonably possible loss or reasonably possible range of loss. Please also clarify which amounts are associated with your disclosure stating that damages claimed "are unsupported and/or exaggerated," and identify those matters for which damages have not yet been quantified or fully quantified.

    Please also explain whether your assessments associated with the term *"ultimate disposition"* are based on an estimate of the cumulative settlement amounts, or are focused on a potential final periodic charge, excluding any existing reserves, as suggested on page 33, or possible subsequent adjustments to reserves prior to an ultimate disposition; and modify the associated risk factor disclosures on pages 27 and 30, and the legal proceedings disclosure on page 33, as necessary to clarify your assessments of the reasonably possible outcomes of present litigation and to differentiate these from the risks of loss associated with unrelated future litigation.

Tell us how your various disclosures expressing a view on the materiality of ultimate disposition, as referenced above, reconcile with disclosures on pages 72-75, indicating that you have been unable to estimate your exposure to loss.

Note 17 - Segment Information, page 79

4. We understand from your disclosure that you aggregate OTR trucking and dedicated contract services in the Trucking segment because you have concluded that these operations have similar economic characteristics. You explain that OTR includes "solo and expedited" team services, while dedicated contract involves equipment and services being provided under long-term contracts.

Given your disclosure on page 39, describing the primary factors underlying changes in Truckload revenue, stating that a 13.2% increase in average revenue per loaded mile is "primarily due to an approximate 9.0% increase in contractual rates combined with a greater than 40% increase in spot rates...," please clarify how you are able to maintain that OTR and dedicated contract service offerings have similar economic characteristics, i.e. address the apparent differing levels of exposure to market shipping rates.

Also explain to us how the Variant operations described on pages 4, 7, 19, and 35, would meet the economic criteria for aggregation, considering the economic dissimilarities that you mention and the change in leadership announced in your 2021 earnings release, with technology and operations teams now reporting directly to your CEO.

If you believe that the OTR, brokerage and Variant operations are appropriately aggregated based on similar economic characteristics please submit for our review the analyses that you have performed in arriving at this view, covering their actual historic performance and any assumptions regarding their long-term performance.

5. Given that you report operating income/loss as the segment performance measures, please expand your tabulations to include depreciation, depletion, and amortization expense attributable to each segment to comply with FASB ASC 280-10-50-22(e).

Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 81

6. We note your disclosure indicating that management conducted an assessment of the effectiveness of your internal control over financial reporting, and that their conclusions were subject to audit, although you do not include a statement of their conclusions.

Please disclose management's assessment as to whether or not internal control over financial reporting was effective to comply with Item 308(a)(3) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact, Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation